REXAM

02 NOV 19 AM 12:50

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

02060352

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

13 November 2002

SUPPL

Dear Sirs

Rexam PLC
File No 82-3

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM PRESS RELEASE

Rexam gains clearance for Nienburger acquisition

Rexam PLC, the global consumer packaging company, is pleased to confirm that its acquisition of Nienburger Glas GmbH, which was announced on 14 October 2002, has been cleared by the German competition authorities.

The transaction is expected to close by the end of November.

11 November 2002

Enquiries
Michael Hartnall, Finance Director 020 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain 020 7269 7186